

Mail Stop 3720

October 12, 2017

Ajay Rejendran
Chief Executive Officer
Beliss Corp.
10A, PTC Colony, 5 Street,
Sembakkam, Chennai,
Tamilnadu, India 600073

      Re: Beliss Corp.
            Amendment No. 2 to Registration Statement on Form S-1
            Filed October 5, 2017
            File No. 333-219700

Dear Mr. Rejendran:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Our references to prior comments are to comments in our September 28, 2017 letter.

General

1.   We note that in response to our prior comment 3 that you revised page 4 of your registration statement to state that you do not believe that you are blank-check company. Please clarify the second sentence of the paragraph containing this statement.

Prospectus Summary, page 6

Our Business, page 6

2.   We reissue our prior comment 2 in part. Also disclose in your prospectus summary that
        you plan to hire experienced employees in the future when you have sufficient revenues
        and that your sole director's current training allows him to provide the services you list in
        your prospectus.

3.   You state here that you have no revenues since inception. However, at page 37, in your
        Management's Discussion and Analysis or Plan of Operation section, you state that the
        company has generated $5,000 in revenue. Please revise your disclosure to clarify this
        information.

4.   We note that you have removed your reference to a second agreement with Kunti
        Jayaraman. Please disclose all materials agreements or otherwise confirm that the
        company has entered into no additional material agreements other than what is currently
        disclosed in the registration statement. Please file as a material agreement any additional
        agreements the company has entered into since its initial registration statement, filed on
        August 4, 2017.

Risk Factors, page 12

4.   As you have removed the related risk factor, we reissue our prior comment 6 from our
        August 31, 2017 letter. Given the apparent location of your executive office, your sole
        officer and director and company assets, please provide a risk factor that discusses the
        ability of a shareholder to effect service of process, enforce judgments and bring original
        actions in India against the company and its officer and director.

Penny Stock Rules, page 35

5.   We note that you replaced your reference to "NASDAQ" with "OTCQB" in your
        discussion of the penny stock rules on pages 25 and 36.   Please revise your disclosure, as
        it now incorrectly states that the penny stock rules do not apply to securities quoted on
        the OTCQB. Refer to the definition of penny stock in Rule 3a51-1 of the Securities
        Exchange Act of 1934.

Exhibits

6.   We once again reissue our prior comment 16, in part, from our August 31, 2017 letter.
        Please file a complete, executed legal opinion as to the legality of the securities being
        registered. Please note that we cannot declare your registration statement effective
        without a complete, executed legal opinion.

    You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Krebs, for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications